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                                                                     Exhibit 12
                                                                     Page 1 of 2



             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED


                                                         Nine Months Ended
                                                    September,       September,
                                                       1996             1995

 OPERATING REVENUES                                 $1,583,432      $1,546,594

 OPERATING EXPENSES                                  1,328,309       1,228,111
   Interest portion of rentals (A)                       8,299           9,385
       Net expense                                   1,320,010       1,218,726

 OTHER INCOME:
   Allowance for funds used
     during construction                                 5,316           4,554
   Other income, net
                                                         4,668          10,713
       Total other income                                9,984          15,267

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $  273,406      $  343,135

 FIXED CHARGES:
   Interest on funded indebtedness                  $   66,921      $   69,421
   Other interest (B)                                   17,005          11,637
   Interest portion of rentals (A)                       8,299           9,385
       Total fixed charges                          $   92,225      $   90,443

 RATIO OF EARNINGS TO FIXED CHARGES                       2.96            3.79

 Preferred stock dividend requirement               $    9,910      $   10,871
 Ratio of income before provision for
   income taxes to net income (C)                        148.0%          150.0%
 Preferred stock dividend requirement
   on a pretax basis                                    14,667          16,306
 Fixed charges, as above                                92,225          90,443
       Total fixed charges and
         preferred stock dividends                  $  106,892      $  106,749

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                          2.56            3.21
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                                                                     Exhibit 12
                                                                     Page 2 of 2



             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) JCP&L has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $8,025 and $3,953 for the nine month periods ended September 30, 1996 and 1995, respectively.

 (C)   Represents income before provision for income taxes of $181,181 and $252,692 for the nine month periods ended September 30, 1996 and 1995, respectively, divided by net income of $122,396 and $168,454, respectively for the same periods.
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